

January 27, 2020

Craig E. Fraser
President and Chief Executive Officer
Windtree Therapeutics, Inc.
2600 Kelly Road, Suite 100
Warrington, PA 18976

> **Re: Windtree Therapeutics, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 21, 2020**
> **File No. 333-235977**

Dear Mr. Fraser:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeffrey Gabor at 202-551-2544 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Rachael M. Bushey, Esq.